UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HALLADOR ENERGY COMPANY

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

406092 20 5

(CUSIP Number)

David C. Hardie

940 Southwood Blvd., Suite 201

Incline Village, NV 89451

(775) 548-1730

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406092 20 5

1.	Names of Reporting Persons. Hallador Alternative Assets Fund LLC I.R.S. Identification Nos. of above persons (entities only).	20-1064809
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	3,093,558
	8. Shared Voting Power.	0
	9. Sole Dispositive Power	3,093,558
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,093,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	☐
13.	Percent of Class Represented by Amount in Row (11)	10.81%(2)
14.	Type of Reporting Person (See Instructions)	OO(1)

(1) Limited Liability Company

(2) Based on 28,618,000 shares of common stock issued and outstanding as of November 5, 2013.

1.	Names of Reporting Persons. Hallador Investment Advisors Inc. I.R.S. Identification Nos. of above persons (entities only).	20-1067386
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,093,558
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,093,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,093,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	10.81%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 28,618,000 shares of common stock issued and outstanding as of November 5, 2013.

1.	Names of Reporting Persons. Hallador Management LLC (1) I.R.S. Identification Nos. of above persons (entities only).	20-1064813
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,093,558
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,093,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,093,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	10.81%(2)
14.	Type of Reporting Person (See Instructions)	OO(3)

(1) Formerly Silvertip Management LLC, which merged with Dale Management LLC and changed its name to Hallador Management LLC on January 1, 2013.

(2) Based on 28,618,000 shares of common stock issued and outstanding as of November 5, 2013.

(3) Limited Liability Company

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,272,313
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,272,313
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,272,313
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	11.43%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 28,618,000 shares of common stock issued and outstanding as of November 5, 2013.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Steven Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	21,489
	8 Shared Voting Power	3,294,376
	9. Sole Dispositive Power	21,489
	10. Shared Dispositive Power	3,294,376
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,318,283
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	11.50%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 28,618,000 shares of common stock issued and outstanding as of November 5, 2013.

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D amends and supplements Amendment No. 4 to Schedule 13D filed on April 30, 2013. This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Energy Company, a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms not defined herein this Amendment No. 5 have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

a.         Name of Person Filing:

(i)	Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the State of Delaware (“HAAF”). HAAF is a private equity investment fund directed or controlled by its managing members, Hallador Management LLC, David C. Hardie and Steven Hardie.
(ii)	Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware (“HIA”). HIA advises Hallador Equity Fund, Hallador Cash Fund, HAAF and Hallador Balanced Fund LLC. HIA is the investment advisor to HAAF and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.

(iii)	Hallador Management LLC, a limited liability company organized under the laws of the state of Delaware (“Hallador Management”) and formerly known as Silvertip Management LLC (“Silvertip”). On January 1, 2013, Silvertip merged with Dale Management LLC and was renamed Hallador Management LLC. Hallador Management is a Managing Member and General Partner of HAAF and as such, has voting and dispositive power with respect to the investments of HAAF.
(iv)	David C. Hardie is a United States citizen. He is President of HIA and Managing Member of HAAF and Hallador Management. Mr. Hardie is also Chairman of the Board of Directors of the Issuer. Additionally he serves as a director and partner of other private equity entities that are owned by members of his family.

(v)	Steven Hardie is a United States citizen. He is Vice President of HIA, Managing Member of Hallador Management and Managing Member of HAAF. Mr. Hardie is also a member of the Board of Directors of the Issuer. Additionally he serves as a director and partner of other private equity entities that are owned by members of his family.

b.	Residence or Business Address:

(i)	The address of Hallador Alternative Assets Fund is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.
(ii)	The address of HIA is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.
(iii)	The address of Hallador Management is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.
(iv)	The address of Mr. David Hardie is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.
(v)	The address of Mr. Steven Hardie is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.

c.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.	None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

(a) (i) HAAF beneficially owns 3,093,558 Shares, or 10.81% of the Shares.

(ii)	The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HAAF’s investments is 3,093,558 Shares, or 10.81% of the Shares.
(iii)	The amount of Shares considered to be beneficially owned by Hallador Management by reason of its voting and dispositive powers with respect to HAAF’s investments is 3,093,558 Shares, or 10.81% of the Shares.
(iv)	Mr. David Hardie, as Managing Member of HAAF, may be deemed to beneficially own 3,093,558 Shares. Further, as a director of Hallador, Inc., Mr. David Hardie may be deemed to directly or indirectly control 178,755 Shares owned by Hallador Special Holdings, LLC, a wholly owned subsidiary of Hallador Inc.
(v)	Mr. Steven Hardie, as Managing Member of HAAF, may be deemed to beneficially own 3,093,558 Shares. Further, as a director of Hallador, Inc., Steven Hardie may be deemed to directly or indirectly control 178,755 Shares owned by Hallador Special Holdings, LLC, a wholly owned subsidiary of Hallador Inc. Mr. Steven Hardie is also trustee of the Steven Robert Hardie Trust which owns 21,489 Shares. In addition, 24,481 Shares are owned by the Sandra W. Hardie Revocable Family Trust of which Mr. Steven Hardie’s spouse, Sandra Hardie, is trustee. Mr. Steven Hardie disclaims any beneficial ownership in any other Shares held by the entities above.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Alternative Assets Fund LLC	3,093,558	0	0
Hallador Investment Advisors, Inc.	0	0	3,093,558
Hallador Management LLC	0	0	3,093,558
David C. Hardie	0	0	3,272,313
Steven Hardie	21,489	21,489	3,296,794

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Statement (Previously Filed)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2014	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: January 15, 2014	Hallador Investment Advisors, Inc.

/s/ David C. Hardie
By: David C. Hardie
Its: President

Dated: January 15, 2014	Hallador Management LLC

/s/ Steven Hardie
By: Steven Hardie
Its: Managing Member

Dated: January 15, 2014	David C. Hardie

/s/ David C. Hardie
By: David C. Hardie

Dated: January 15, 2014	Steven Hardie

/s/ Steven Hardie
By: Steven Hardie

Page 10 of 10